Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

February 16, 2021

U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:	Pruco Life Insurance Company of New Jersey Pruco Life of New Jersey Variable Appreciable Account Form N-6 Registration Nos. 333-252986 and 811-03974

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement on Form N-6 (File Nos. 333-252986 and 811-03974 filed by Pruco Life Insurance Company of New Jersey on February 11, 2021:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 534-6087 (office) or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	February 16, 2021

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company of New Jersey	Date

Via EDGAR